FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of
Corporate Financial and Accounting Group

Date: June 26, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Resolution for the 59th Ordinary General Meeting of Shareholders

Securities Code 6971

Notice of Resolution

For the 59th Ordinary General Meeting of Shareholders

June 26, 2013

Kyoto, Japan

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Notice of Resolution for the 59th Ordinary General Meeting of Shareholders of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Securities Code 6971

June 26, 2013

To our shareholders

Notice of Resolution for the 59th Ordinary General Meeting of Shareholders

We hereby give notice that the matters set forth below were reported or resolved at the 59th Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on the date hereof.

Matters Reported

1.

Reports on the contents of the business report, the consolidated financial statements and the audit results of the consolidated financial statements by the Accounting Auditor and the Audit & Supervisory Board for the 59th business year (April 1, 2012 to March 31, 2013)

2.	Reports on the contents of the non-consolidated financial statements for the 59th business year (April 1, 2012 to March 31, 2013)

The contents of 1. and 2. above were reported.

Matters Resolved

Proposal 1    Appropriation of Surplus

It was resolved, as proposed by the Company, that the amount of the year-end cash dividend to shareholders shall be 60 yen per share.

Proposal 2    Partial Amendments to the Articles of Incorporation

It was resolved, as proposed by the Company, that a provision shall be added to the Articles of Incorporation so as for the Company to enter into a contract with any Outside Director, to limit his/her liability.

Proposal 3    Election of Thirteen (13) Directors

Messrs. Tetsuo Kuba, Tatsumi Maeda, Goro Yamaguchi, Katsumi Komaguchi, Yasuyuki Yamamoto, Ken Ishii, Yoshihito Ohta, Shoichi Aoki, John S. Gilbertson and John S. Rigby were re-elected, and Messrs. Hiroshi Fure, Yoji Date and Tadashi Onodera were newly elected and all of them assumed office as Directors, as proposed by the Company.

Proposal 4    Election of Two (2) Audit & Supervisory Board Members

Messrs. Kouji Mae and Yasunari Koyano were newly elected and assumed office as Audit & Supervisory Board Members, as proposed by the Company.

Very truly yours,

Goro Yamaguchi

President and Representative Director

KYOCERA Corporation

Attachment to Notice of Resolution

Management Structure

The management structure of the Company as of June 26, 2013 is as follows:

Title	Name
Chairman Emeritus	Kazuo Inamori

Directors and Audit & Supervisory Board Members

Chairman of the Board and Representative Director	Tetsuo Kuba
Vice Chairman of the Board and Representative Director	Tatsumi Maeda
President and Representative Director	Goro Yamaguchi
Senior Managing Director	Katsumi Komaguchi
Senior Managing Director	Yasuyuki Yamamoto
Director	Ken Ishii
Director	Yoshihito Ohta
Director	Shoichi Aoki
Director	Hiroshi Fure
Director	Yoji Date
Director	John S. Gilbertson
Director	John S. Rigby
Director	Tadashi Onodera
Full-time Audit & Supervisory Board Member	Yoshihiro Kano
Full-time Audit & Supervisory Board Member	Kouji Mae
Audit & Supervisory Board Member	Osamu Nishieda
Audit & Supervisory Board Member	Yoshinori Yasuda
Audit & Supervisory Board Member	Nichimu Inada
Audit & Supervisory Board Member	Yasunari Koyano

Note 1:	Of Directors, Mr. Tadashi Onodera is an Outside Director.
Note 2:	Of Audit & Supervisory Board Members, Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano are Outside Audit & Supervisory Board Members.

Title	Name
Executive Officers

President and Executive Officer	Goro Yamaguchi
Senior Managing Executive Officer	Katsumi Komaguchi
Senior Managing Executive Officer	Yasuyuki Yamamoto
Managing Executive Officer	Ken Ishii
Managing Executive Officer	Yoshihito Ohta
Managing Executive Officer	Shoichi Aoki
Managing Executive Officer	Hiroshi Fure
Managing Executive Officer	Yoji Date
Senior Executive Officer	Nobuo Kitamura
Senior Executive Officer	Yoshiharu Nakamura
Senior Executive Officer	Junichi Jinno
Executive Officer	Tadashi Otsuji
Executive Officer	Setsuo Sasaki
Executive Officer	Kazuyuki Nada
Executive Officer	Shigeaki Kinori
Executive Officer	Masaaki Itoh
Executive Officer	Masaki Iida
Executive Officer	Yuji Goto
Executive Officer	Hitoshi Takao
Executive Officer	Yoichi Yamashita
Executive Officer	Kazumasa Umemura
Executive Officer	Shigeru Koyama
Executive Officer	Koichi Kano
Executive Officer	Naoki Kawai
Executive Officer	Toshiki Kawaguchi
Executive Officer	Masaharu Goto
Executive Officer	Hideo Yoshida
Executive Officer	Toshihide Koyano
Executive Officer	Yasumichi Okuda
Executive Officer	Masahiro Inagaki
Executive Officer	Hironao Kudo
Executive Officer	Takashi Sato
Executive Officer	Robert E. Whisler

Note:	Messrs. Shigeru Koyama, Koichi Kano, Naoki Kawai, Toshiki Kawaguchi, Masaharu Goto, Hideo Yoshida, Toshihide Koyano, Yasumichi Okuda, Masahiro Inagaki, Hironao Kudo and Takashi Sato were newly elected as Executive Officers as of April 1, 2013.

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